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[LETTERHEAD OF ELLIS FUNK, P.C.]

July 6, 2006

Ms. Sara Kalin
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C 20549

  RE:
  Allegiant Travel Company
  Registration Statement on Form S-1
  Filed on May 15, 2006
  File No. 333-134145

Dear Ms. Kalin:

        This letter is in response to the Staff's comment letter issued on June 12, 2006, with respect to the above-referenced matters. The following responds to the item numbers in the Staff's comment letter:

General

1.
Please provide your exhibits and any missing information that is not dependent on the price range as soon as possible. As the exhibits and additional disclosure may trigger a number of disclosure matters, we will need a reasonable period of time to review this information as well as all disclosure in the registration statement that you modify or add as a result of the new information, and may have additional comments.

  Company Response:

        We have filed most of the exhibits with Amendment No. 1 to the Registration Statement. We have endeavored to complete all missing information that is not dependent on the price range for the offering. Please be advised, however, that certain share numbers remain unknown until the price range is included on the cover page of the prospectus as the conversion ratio for our preferred shares will be determined by the price range indicated. See also our response to Comment #10.

Prospectus Summary, page 1

2.
The disclosure in the summary should be a balanced presentation of your business. For example, we note the disclosure regarding the additional customers you might serve if you begin service in the 65 additional cities you have identified. You should balance this disclosure with a statement indicating the current status of your business and whether you have entered into agreements to begin service in any of these additional cities. Additionally, you discuss the growth of your revenues, but should clarify that your net income dropped during the last year.

  Company Response:

        We have added language in the summary section responsive to the Staff's comment.

3.
Please disclose in this section the percentage of common stock that will be owned by management and their affiliates and discuss the significant control over your business they will exercise. Ensure that your discussion indicates that, by agreement, Mr. Gallagher is entitled to a seat on your board of directors. Also disclose any other similar agreements regarding control of the company. Finally, provide a brief explanation of the 2005 transactions by which management and their affiliates bought a controlling interest in the company.

  Company Response:

        We have added language in the summary section concerning the 2005 transactions by which the current controlling shareholders invested in the Company and the significant control that may be exerted by these shareholders. Please be advised that all agreements among Mr. Gallagher and the investors regarding Board representation will expire upon the closing of this offering and that there are no other similar agreements regarding control of the Company. Please be advised that Mr. Gallagher controlled approximately 60% of our stock prior to the 2005 private placement and that his acquisition of 1,250,000 Series B Preferred Shares coincident with the May 2005 private placement merely reduced the amount of dilution suffered by him as a result of the transaction.

Risk Factors, page 12

4.
Please provide a separate risk factor describing the terms of the registration rights agreement you discuss on page 87 and any material risks to stockholders such rights may pose. In this regard, we note that you are required to register an offering by selling shareholders holding at least 25% of securities with registration rights when they propose to sell shares with an aggregate offering price of $30 million or more.

  Company Response:

        We have added a separate risk factor concerning the registration rights held by the investors in our May 2005 private placement.

We rely on third parties, page 19

5.
Expand this risk factor to disclose the number of third party contractors on which you are dependent for certain facilities and services and discuss whether you would be able to find suitable replacements in a timely manner if these contracts were terminated. Further, we note from disclosure throughout the document that you appear to be dependent on just one credit card processing company and one vendor to support your automated systems. Revise the related risk factors or provide separate risk factors, as appropriate, to better explain whether your dependence on these third parties poses a risk to your company and whether you would be able to find suitable replacements if your contracts with these vendors were terminated.

  Company Response:

        In response to the Staff's comment, we have modified the risk factors dealing with our credit card processor, automated systems and other third-party contractors on pages 12, 18 and 19, respectively.

Our maintenance costs will increase as our fleet ages, page 14

6.
Expand the text of this risk factor to explain what the typical age of an aircraft is in order to better put this risk in context for investors.

  Company Response:

        We have modified the risk factor relating to maintenance costs in response to the Staff's comment.

Our reputation and financial results could be harmed in the event of an accident, page 14

7.
Expand this risk factor to disclose whether you have had any past experience with accidents or incidents involving your aircraft and whether such events, if any, materially affected your business.

  Company Response:

        Please be advised that we have not had any past experience with accidents or incidents involving our aircraft. We have revised this risk factor to indicate that although we have not had any material incident or accident, the possibility of such an event is a material risk.

Use of Proceeds, page 29

8.
Revise to provide more specific disclosure regarding your use of proceeds. For example, you should disclose the approximate amount intended to be used for the purchase of additional aircraft. We note from page F-20 that you recently purchased two MD83 aircraft for $8.1 million. How much of the proceeds of the offering do you expect to spend on additional aircraft? Furthermore, it appears from your disclosure on page 84 that you may repay Mr. Gallagher with proceeds from the offering. If true, revise your Use of Proceeds disclosure to include the amount payable to Mr. Gallagher from the proceeds of the offering. See Item 504 of Regulation S-K, including Instruction 4.

  Company Response:

        We have modified the "Use of Proceeds" in response to the Staff's comment. Please be advised that the Company does not have any contractual obligations or a defined schedule for the purchase of additional aircraft, nor has the Company committed to the purchase of any particular aircraft. As a result, proceeds will be applied to the purchase of aircraft in the future as aircraft suitable to our needs become available for purchase on terms and conditions satisfactory to us.

Capitalization, page 30

9.
Please revise your capitalization table and related disclosures to discuss your company's "actual" capitalization as of the latest balance sheet date for which financial statements are required under Rule 3-12 of Regulation S-X.

  Company Response:

        The capitalization table has been revised to reflect balance sheet data as of March 31, 2006.

10.
You disclose that on a pro forma basis, your capitalization table reflects the automatic conversion of all of your outstanding redeemable convertible preferred shares into 7,512,600 shares of common stock, in conjunction with the closing of your offering. However, we note per Note 12 to your financial statements that, in 2005, you issued a total of 9,885,000 shares of Series A and Series B convertible preferred shares, which are to be converted into common shares on a one-for-one basis. As such, it appears that you have assumed that the completion of your offering will occur both prior to December 31, 2007, and at a filing range above a predetermined price, which would result in the cancellation of 24% of your outstanding preferred shares. Please specifically disclose that your pro forma capitalization assumes the cancellation of 24% of your preferred shares and disclose the predetermined price which will trigger the cancellation.

  Company Response:

        Please be advised that the investment agreements under which we issued the preferred shares in May 2005 provide for the automatic conversion of the preferred shares into common stock upon the consummation of this offering (assuming that it will be consummated at an initial public offering price of at least $5.00 per share, results in gross proceeds in excess of $30,000,000 and results in the shares being listed on a national exchange or Nasdaq, all of which are conditions we believe will be met). However, under the agreements, the conversion ratio (i.e., after any required cancellation of preferred shares) is determined based on the midpoint of the range of prices set forth on the preliminary prospectus that the Company files with the Commission. Consequently, the conversion ratio will be fixed upon our inclusion of a price range on the cover page of a preliminary prospectus filed with the Commission and that conversion ratio will be unaffected by the final price at which the common stock is offered to investors, regardless of whether such price is above or below the range. As a result, the exact conversion ratio will be known once a preliminary prospectus is filed with a price range on the cover page. At that time, we intend to eliminate references in the prospectus to the mechanics of the conversion and state the actual conversion ratio and affected share ownership figures given the actual conversion ratio that will be effective.

        In response to the Staff's comment, we have revised the prospectus to disclose the assumptions used to calculate the conversion ratio.

Dilution, page 31

11.
Please disclose your net tangible book value per share prior to giving effect to your pro forma adjustments. The disclosure of the net tangible book value per share as well as the other disclosures in this section of your registration statement should be as of the balance sheet date that corresponds to the latest balance sheet date for which financial statements are required to be provided under Rule 3-12 of Regulation S-X. Please revise your dilution table and related disclosures, accordingly.

  Company Response:

        We have modified the "Dilution" section to disclose the net tangible book value per share before pro forma adjustments and to reflect a March 31, 2006 balance sheet date.

12.
Per your disclosures in "The Offering" section of your document, as well as Note 12 to your financial statements, it appears that the total number of shares outstanding upon the completion of your offering could differ depending on whether the midpoint of the price range set forth on the cover page of your prospectus is at least $15.79 per share. It appears that 24% of your outstanding preferred shares will be cancelled prior to the completion of your offering if the midpoint of the price range is at least $15.79. However, it appears that all of your outstanding preferred stock will be converted to common stock if the midpoint of the price range is not at least $15.79. Given that the treatment of your outstanding preferred shares upon the completion of your offering directly impacts the computation of various amounts included in your dilution table, please tell us management's intentions with regard to the cancellation of the preferred shares if the midpoint of your price range per your prospectus is at least $15.79 per share, but your shares ultimately price below the established/ disclosed price range. In addition, please tell us and disclose whether your computations in the dilution section of your document assume the cancellation of 24% of your outstanding preferred shares. Disclosures in other areas of your registration statement (e.g. your pro forma financial statements and the disclosures regarding your reorganization) should also fully discuss your assumptions with regard to the treatment of your preferred shares outstanding immediately prior to your offering.

  Company Response:

        See our response to Comment #10. Please be advised that when we have the requisite information to complete the calculations in the "Dilution" table (i.e., when we reflect a price range on the cover page of the preliminary prospectus), it will have been finally determined whether the preferred shares convert on a 1-for-1 basis or on a .76-for-1 basis. The proper conversion ratio will be reflected in the calculations at that time. Consequently, we do not believe that a disclosure of the assumptions regarding the conversion ratio in the Dilution section is appropriate at this time since the Dilution table included in the preliminary prospectus to be circulated will reflect the price range shown and the actual conversion ratio.

        However, in response to the Staff's comment, we have disclosed our assumptions regarding conversion of the preferred shares elsewhere in the prospectus.

Selected Financial and Operating Data, page 32

13.
We note your presentation of the Non-GAAP financial measures EBITDA and EBITDAR. However, we do not believe that the fact that these Non-GAAP financial measures may provide useful information regarding i) your ability to service debt and lease payments and ii) your ability to fund capital expenditures can be your sole support for presenting these Non-GAAP financial measures in your registration statement. Furthermore, we note that your Non-GAAP financial measure EBITDAR includes an adjustment for aircraft lease rental expense. Item 10(e)(ii)(A) of Regulation S-K does not allow charges that required, or will require, cash settlement to be excluded from the computation of Non-GAAP liquidity measures. As such, please discontinue the use of EBITDAR, or tell us why you believe the presentation of EBITDAR is permitted. In addition, please tell us and revise your registration statement to disclose substantive reasons—specific to your company—which you believe explain why the presentation of EBITDA provides useful information to your investors, regarding your financial condition and/or results of operations. Alternatively, please also discontinue the disclosure of EBITDA. Refer to the guidance outlined in Section II.B of our release regarding the "Conditions for Use of Non-GAAP Financial Measures."

  Company Response:

        We have removed all references to EBITDAR from the prospectus. However, we do believe that EBITDA provides useful information to investors as EBITDA is a well recognized performance measurement in the airline industry that is frequently used by securities analysts, investors and other interested parties in the evaluation of company performance in our industry. We believe EBITDA is useful in evaluating our operating performance compared to our competitors because its calculation generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary between periods and for different companies for reasons unrelated to overall operating performance.

        We have revised the prospectus as stated above to disclose the reasons why we believe EBITDA provides useful information to investors.

14.
Additionally, it appears that you have presented EBITDA as a Non-GAAP measure of liquidity. As such, should you determine that you can substantively support your decision to disclose EBITDA in your registration statement, we believe that you should revise your document to provide a reconciliation of EBITDA to a measure of cash flow, and not net income or loss. Please refer to the guidance provided in question number 12 of our June 13, 2003 release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial measures."

  Company Response:

        We have modified the EBITDA reconciliation such that it is now reconciled to cash flow from operating activities.

15.
We note that the "Operating Statistics" which have been reflected in your "Summary of Consolidated Financial Information" and "Selected Financial and Operating Data" for the year ended December 31, 2001 appear to have been computed based upon combined predecessor and successor financial data. The presentation of information derived from combined predecessor and successor financial data is not considered appropriate due to the change in basis that resulted from the adoption of fresh-start accounting, upon emergence from bankruptcy. As such, please revise your disclosures to present your predecessor and successor operating statistics separately.

  Company Response:

        In response to the Staff's comment, we have now reflected the 2001 operating statistics shown in two columns—predecessor (through June 30, 2001) and successor (July 1, 2001 and after).

Unaudited Pro Forma Condensed Consolidated Financial Information, page 37

16.
Please provide a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet is required under Article 3-01 of Regulation S-X. Refer to the requirements of Article 11-02(c)(1) of Regulation S-X. In addition, we note that a pro forma balance sheet for the period ended December 31, 2005 is no longer required. As such, please delete the pro forma balance sheet for the period ended December 31, 2005.

  Company Response:

        The pro forma balance sheet is now included as of March 31, 2006, and the balance sheet data as of December 31, 2005, has been deleted.

17.
Pro forma condensed statements of income should be provided for the most recent fiscal year and for the period from the most recent fiscal year end through the most recent interim date for which a balance sheet is required. As such, please provide a pro forma condensed consolidated statement of operations for the period from December 31, 2005 through the balance sheet date as of which updated financial statements are required to be provided. Please refer to the requirements of Article 11-02(c)(2)(i) of Regulation S-X.

  Company Response:

        Pro forma condensed statements of income are now included for the year ended December 31, 2005 and for the quarter ended March 31, 2006.

Management's Discussion and Analysis, page 42

General

18.
Please expand your disclosures in MD&A to provide a discussion of changes to your financial condition and your results of operations through the date of your updated interim financial statements, when such financial statements are filed.

  Company Response:

        The MD&A disclosure has been expanded to discuss changes in financial condition and results of operations through March 31, 2006.

Results of Operations, page 45

19.
Revise to specifically explain the decrease in net income between 2004 and 2005, including a discussion of the business reasons underlying the decrease in flight hours associated with one of your fixed fee flying arrangements.

  Company Response:

        In response to the Staff's comment, we have expanded the discussion as to the decrease in net income from 2005 to 2004 and the decrease in flight hours under one of our fixed fee flying arrangements.

Other (Income) Expense, page 47

20.
We note that you recognized a gain on fuel derivatives of approximately $4.4 million in the 2004 fiscal year. Given the materiality of this gain relative to your net income, and relative to the gains on fuel derivatives which were recognized in the other periods presented in your financial statements, please tell us and expand your MD&A disclosures to discuss the specific underlying factors that resulted in the recognition of a gain of $4.4 million in 2004.

  Company Response:

        In response to the Staff's comment, we have expanded the discussion of the factors contributing to the gain on fuel derivatives in 2004.

Liquidity and Capital Resources, page 50

21.
Expand this section to provide a discussion regarding your ability to meet both short and long-term capital needs. See Section IV of SEC Release 33-8350.

  Company Response:

        In response to the Staff's comment, we have expanded the discussion of our ability to meet short-term and long-term capital needs.

22.
In the third paragraph of this section, you indicate that cash provided by operating activities increased in 2005 primarily due to an increase in net income, among other things. As your net income decreased between 2004 and 2005, revise to clarify this statement.

  Company Response:

        We have revised the paragraph regarding cash from operating activities to more appropriately describe the reasons for the increase.

23.
In the fourth paragraph of this section, you indicate that the increase in investing activities was primarily driven by an increase in the purchase of "investments available-for-sale." Revise to clarify this term.

  Company Response:

        We have substituted new language in place of "investments held for sale" and clarified the disclosure.

Critical Accounting Policies and Estimates, page 51

24.
We note that you adopted a share option program in 2005, under which you issued 384,000 options at exercise prices between $3.50 and $4.50. You state that these options were granted at exercise prices that approximate the fair value market value of your underlying common stock as of the date of grant, and as such, it appears that no compensation expense was recognized under the provisions of APB No. 25. It appears that you also issued 8,000 options with an exercise price of $13.00 in 2006, which would be subject to the accounting treatment of SFAS No. 123(R). We also note that you issued 162,500 warrants with exercise prices of $4.40, in 2005, as part of the consideration for services provided by a placement agent in connection with issuance of your preferred shares. Due to the complexities of the assumptions and judgments required to value your options, warrants, and underlying common stock as of the grant dates of your options and warrants, and given the impact of your current assumptions on the recognition of compensation expense in fiscal year 2005 under APB No. 25, and in future years under SFAS No. 123(R), we believe that a discussion of stock based compensation should be included in the "Critical Accounting Policies and Estimates" section of MD&A. Please expand your MD&A discussion, accordingly.

  Company Response:

        We have added stock-based compensation as one of the "Critical Accounting Policies and Estimates" described in our MD&A.

25.
In addition, please tell us and disclose how you determined that the exercise price of your options approximated the fair value of your common stock on the date that the options were issued, resulting in the recognition of no compensation expense under the provisions of APB No. 25. Your response should specifically address how you determined the fair value of your common stock as of the grant date of your options, citing any valuation techniques that were utilized. You should also explain why you believed the fair value of your common stock was between $3.50 and $4.50 per share on the dates that your options were granted, but have used an assumed fair value of $8.75 per common share as of December 31, 2005 (per page 79 of the registration statement), for purposes of computing the fair value of unexercised in-the-money options held by your executive officers. Please tell us specific factors which would have resulted in an increase to the valuation of your common shares between the dates when your options were issued and December 31, 2005.

  Company Response:

        The option prices of $3.50 and $4.50 per share were established at the times those options were granted in February 2005 and September 2005, respectively. In connection with each grant, the Company's Board of Directors established the fair value of the Company's common stock as of the grant date. Factors considered by the Board in establishing the fair value of our common stock have included the following:

  •
  The significant risks associated with the Company's operations;

  •
  The Company's available cash, financial condition and results of operations;

  •
  The most recent sales of the Company's convertible preferred stock to unaffiliated third parties in an arms-length transaction;

  •
  The preferential rights of the outstanding convertible preferred stock with respect to liquidation preferences, board rights and redemption rights and the rights (i.e. participation rights) to participate on an as if converted basis in distributions or dividends made to the holders of shares of common stock;

  •
  The lack of a liquid market (and the time frame in which a liquid market was likely to develop) for the Company's common stock and other securities;

  •
  The potential growth prospects of the Company; and

  •
  Market conditions for travel and airline company stocks in general.

        In February 2005, the Board established the fair value of the common stock underlying the options was $3.50 per share. The Company continued to be profitable between February 2005 and May 2005. In May 2005, in an arms-length transaction, unaffiliated third parties paid $4.00 per share for our Series A Preferred Shares. Given that the Board believed the preferred shares are a more valuable security than the common stock to which the options apply, based on the inherent rights and preferences granted to the preferred shares, the prior valuation of the common stock in February 2005 was consistent with this third party transaction.

        In June 2005, the Board priced options at $4.00 per share based on the proximity in time to the May 2005 private placement and the recognition that the preferred shares sold in May 2005 were a more valuable security than the common stock to which the options apply.

        In September 2005, the Board again considered the factors set forth above and established the fair value of the common stock. One of the most important factors the Board considered at that time was the price paid in the May arms-length transaction for the sale of shares of the Company's Series A Preferred Shares. Another important factor was the continued profitability and growth of the Company during this time period. Accordingly, the Board determined the fair value of the common shares underlying the options granted in September 2005 was $4.50 per share.

        We have revised the disclosure in the prospectus to remove all references to the fair value price of $8.75 per share. This value was estimated solely for purposes of computing the fair value of unexercised in-the-money options as of December 31, 2005. In accordance with the Commission's guidance in Section IV.C of SEC Release 33-7009, we have revised the disclosure to calculate the unexercised in-the-money options as of December 31, 2005 based on the initial public offering price for this offering.

Industry, page 54

26.
Throughout this section you provide statistics regarding the airline industry. Please provide support for these statistics. Additionally, please provide copies of the reports by the World Travel & Tourism Counsel, the Las Vegas Convention and Visitors Authority, Airports Council International, the Orlando/Orange County Convention and Visitors Bureau, Inc. and any other entity whose reports you mention in the filing, clearly marking the relevant sections that support references made in the prospectus. Tell us whether the information provided by these sources is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S -K for additional guidance. Alternatively, you may adopt these statements as your own.

  Company Response:

        We note the Staff's comment. We will provide to you supplementally the support for the statistics used. The Company did not need to pay for any of the information used and believes that all of the reports are available to the public without charge on Internet sites as follows: World Travel & Tourism Council, available from www.wttc.com; Las Vegas Convention and Visitors Authority, available from www.lvcva.com; Las Vegas Sun, available at www.lasvegassun.com; Airport Council International, available from www.airports.org; Orlando/Orange County Convention and Visitors Bureau, Inc., available from http://www.orlandoinfo.com/b2b/research/; Orlando International Airport, available from http://www.orlandoairports.net/goaa/reports.htm; and Orlando Sanford International Airport http://www.orlandosanfordairport.com/pass.asp.

Business, page 60

27.
Please expand your disclosure in this section to explain the nature and results of your bankruptcy, as required by Item 101(a)(1) of Regulation S-K. For example, please explain how your 1997 business strategy and management team differed from the company you established when you emerged from bankruptcy in 2002.

  Company Response:

        In response to the Staff's comment, we have expanded the disclosure regarding the Company's operations, business strategy and management team prior to its bankruptcy filing in 2000.

28.
We note from page F-10 that your contract relationships with third parties accounted for 48%, 43% and 19% of total revenues during 2003, 2004 and 2005. Please either confirm that no one customer accounted for 10% or more of your revenues or revise your Business section to identify any large customers. For example, was Harrah's responsible for 10% or more of your 2005 revenues? Revise or advise as appropriate and refer to Item 101(c)(1)(vii) of Regulation S-K.

  Company Response:

        We have revised the prospectus to appropriately disclose our contractual relationships with Harrah's accounted for more than 10% of our revenues for 2004 and 2005. No other third party accounted for 10% or more of our revenues in 2005.

Management, page 76

29.
Please describe the positions and offices held by Mr. Gallagher during his active involvement with the management of your company from June 2001 until becoming the CEO in August 2003. Refer to Item 401(b) of Regulation S.-K.

  Company Response:

        In response to the Staff's comment, we have added disclosure regarding Mr. Gallagher's involvement in management prior to becoming CEO.

Stock Option Exercises and Holdings, page 79

30.
As a follow-up to comment 25 above, please revise the description of and numbers included in this table to indicate that the value of unexercised in-the-money options at December 31, 2005 is calculated using the midpoint of the offering range as opposed to a December 31, 2005 valuation. See Section IV.C of SEC Release 33-7009. Alternatively, explain the basis for your use of a different price in a footnote to the table.

  Company Response:

        We have revised the disclosure consistent with Section IV.C of SEC Release 33-7009.

Employee Benefit Plans Long-Term Incentive Plan, page 79

31.
We note that your 2006 Long-Term Incentive Plan was adopted by your board of directors and approved by your stockholders in April of 2006. If you intend to grant options or equity shares covered by this plan to your officers, employees, or directors prior to or in connection with your planned public offering, please tell us and revise the MD&A section to your document to discuss the number of options or equity shares to be granted, the expected terms of those options or equity shares, and the amount of expense that the you expect to recognize in connection with, the option or equity share grants. Your response and your revised disclosure should also explain how any expense to be recognized will be determined.

  Company Response:

        In response to the Staff's comment, please be advised that no decision has yet been made by the Company as to whether options or equity shares will be granted to employees or officers prior to or in connection with the planned offering. If we decide to make such grants in advance of the offering, then we will add disclosure in MD&A as to the number of options or shares to be granted, the terms of those grants and the amount of expense to be recognized. When applicable, the Company will disclose in the footnotes to its financial statements the assumptions used to make determinations of stock-based compensation under SFAS 123(R).

Principal Stockholders, page 82

32.
As a follow-up to comments 10 and 12 above, please revise this section to clarify how the ownership interests currently held by your stockholders will be converted during the reorganization. In this regard, we note that footnote 1 to the principal and selling stockholders table indicates that the ownership listed in the table is based on a conversion ratio of at least $15.79/share. However, page F-20 indicates that your shares of preferred stock will be converted to common stock on a one-for-one basis. Please revise to clarify.

  Company Response:

        See our response to Comment #10. In addition, we have expanded footnote 1 to the table to clarify how the ownership interests currently held by our stockholders will be converted during the reorganization. Since the exact conversion ratio will be known when we file a preliminary prospectus with a price range on the cover page, we intend to delete footnote 1 to the table at that time as the issue will have been settled and the discussion as to which conversion ratio will apply will be unnecessary and confusing. We have also revised Note 12 to our financial statements to refer to the cancellation of 24% of the shares upon conversion in a public offering with a midpoint of the price range in the preliminary prospectus of at least $15.79 per share.

33.
We note your disclosure in footnote 3 indicating that ComVest is also a selling stockholder. Is ComVest the only selling stockholder? If not, the other selling stockholders should be identified, as well. Additionally, revise this footnote to identify the individual or individuals who share voting and/or dispositive power with respect to the shares being offered for resale by ComVest and any other legal entities offering shares for resale. If Messrs. Falk and Priddy are the only individuals who share voting and dispositive power over the ComVest shares, revise to clarify.

  Company Response:

        We are in the process of identifying who will be selling stockholders, all of whom will be identified in the next amendment to the registration statement. We have revised the prospectus to include information concerning which individuals have voting and dispositive control over shares owned by the selling stockholders.

Related Party Transactions, page 84

34.
We note your statement in the first paragraph that "[o]ther than the indemnification, employment and consulting agreements described herein, the related party transactions since January 2005 are described in this section. Please note that all transactions required to be disclosed pursuant to Item 404 of Regulation S-K should be described in this section. Revise accordingly.

  Company Response:

        We have modified the disclosure in response to the Staff's comment.

Where You Can Find Additional Information, page 100

35.
Please revise to include our new address: 100 F Street, NE, Washington, DC 20549.

  Company Response:

        We have made the change noted in the Staff's comment.

Notes to Consolidated Financial Statements

General

36.
You state on page 18 of the "Risk Factors" section of your document that 64.4% of your fixed fee contract revenue was derived from Harrah's Entertainment, Inc. As such, it appears that your revenue derived from Harrah's Entertainment exceeded 10% of your company's total revenues. Please provide the disclosures required by paragraph 39 of SFAS No. 131 in the footnotes to your financial statements.

  Company Response:

        See response to Comment #28 above. We have included the disclosure in the footnotes to the financial statements.

Summary of Significant Accounting Policies

Organization and Basis of Presentation, page F-7

37.
You state that your company operates in one reportable segment. However, we note that the services which your company provides include scheduled flight services and fixed fee charter services. Given that your scheduled flight services and fixed fee charter services appear to have different revenue models (fixed fees versus non-fixed fees), unique customers, and different cash flow streams, it appears that these services may have different economic characteristics and may not meet the aggregation criteria of paragraph 17 of SFAS No. 131. Furthermore, we note that the revenues from both your scheduled flight services and fixed fee charter services exceed the quantitative thresholds outlined in paragraph 18 of SFAS No. 131. As such, please confirm for us and disclose, if true, that your chief operating decision maker ("CODM") only reviews consolidated profitability information as presented in your consolidated statements, and additional detailed profitability information, specific to your scheduled flight services and fixed fee charter services, is not made available to the CODM. Also, if the CODM only obtains revenue information because specific expense allocation information is not available, please state this fact. Alternatively, please provide all segment disclosures required by paragraphs 25 through 31 of SFAS No. 131.

  Company Response:

        The Company concluded it operates in one segment after a detailed evaluation of the criteria outlined in Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." In arriving at this conclusion, the Company adhered to the guidance of SFAS 131 using the management approach as discussed in paragraph 4 of SFAS 131. According to paragraph 4:

        "the management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise's internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner."

        The management approach relies on the structure of the organization and the internal operating reports typically used by the chief operating decision maker. The Company has determined in accordance with paragraph 12 of SFAS 131 that its chief operating decision maker ("CODM"), as defined, is its Chief Executive Officer. The Chief Executive Officer is responsible for allocating resources and assessing the performance of the Company's operations.

        Please be advised that specific expense allocation is not available to separately determine the profitability of our fixed fee flying operations as compared to that of our scheduled flight services. As such, discrete financial information is not available for our scheduled flight services and fixed fee flying services, as would be required under paragraph 10(c) of SFAS 131. Accordingly, our CODM does not, and is not able to, review detailed profitability information specific to our scheduled flight services and fixed fee flying services. We have added disclosure to this effect in the footnotes to our financial statement.

Cash and Cash Equivalents and Restricted Cash, page F-7

38.
You state that restricted cash represents amounts escrowed relating to your air traffic liability, as required by fixed fee contract customers, and amounts relating to letters of credit required by hotel properties for guaranteed room availability. Given that i) your air traffic liability was significantly greater at December 31, 2005 than at December 31, 2004 and ii) your sales of hotel rooms appear to have significantly influenced the growth in your ancillary revenues, please tell us and disclose in the "Liquidity" section of MD&A the reason(s) why your aggregate short-term and long-term restricted cash balances declined by approximately $7.4 million between December 31, 2004 and December 31, 2005. In your response and expanded disclosures, specifically discuss the circumstances under which your fixed fee contract customers require you to escrow amounts related to your air traffic liability. In addition, please disclose the total dollar amount of your letters of credit that were outstanding as of December 31, 2005.

  Company Response:

        We have expanded our disclosures in MD&A and in our footnotes to the financial statements in response to the Staff's comments.

Revenue recognition, page F-l0

39.
Please disclose when you recognize revenue attributable to the sale of hotel rooms and rental cars, and the reason your accounting policy is appropriate. In addition, since your air travel is bundled with this ancillary revenue, tell us how you have considered the guidance in ElTF 00-21.

  Company Response:

        We have expanded the description of revenue recognition to specify that hotel revenue is recognized at the time the room is occupied and rental car revenue is recognized when the rental car is used. Allocation of bundled revenue to each element in accordance with EITF 00-21 is also now described.

Earnings per Share, page F-11

40.
We note that 322,362 employee stock options and 107,740 stock purchase warrants are not included in your calculation of diluted net income per share for the year ended December 31, 2005 due to their anti-dilutive impact. Please tell how you arrived at your conclusion that your outstanding stock options and warrants were anti-dilutive for December 31, 2005. As part of your response, tell us how you determined the average fair value of the shares of your common stock for the year ended December 31, 2005, and what that value was determined to be.

  Company Response:

        We have evaluated the inclusion of employee stock options and stock purchase warrants in the computation of diluted earnings per share in accordance with SFAS No. 128 and have concluded the dilutive impact to not be material. We have modified the disclosure to delete that such options and warrants "are anti-dilutive."

41.
Furthermore, we note that although the 322,362 employee stock options and 107,740 stock purchase warrants were not included in the your calculation of diluted net income per share in your audited financial statements for the year ended December 31, 2005, you disclose in your unaudited pro forma condensed consolidated financial information (on page 39 of your registration statement) that the number of diluted shares outstanding includes 381,000 and 162,500 shares of common stock to be issued upon exercise of outstanding stock options and outstanding warrants, respectively. We are unclear as to why the dilutive impact of your outstanding stock options and warrants would differ on a historical basis versus pro forma basis. As such, please reconcile and/or revise your disclosure.

  Company Response:

        See the response to Comment 40 above. The impact of employee stock options and stock purchase warrants have been excluded in the calculation of pro forma dilutive earnings per share as the dilutive impact of such options and warrants is not material.

Shareholders'/Members' Equity, page F-19

42.
Please tell us the fair value of your common shares in August 2003 and provide us any underlying analysis that supports your determination of fair value. In addition, explain to us why you have not recognized any compensation expense in connection with this sale of shares to your officers in accordance with APB No. 25.

  Company Response:

        In connection with the sale of common stock in August 2003, the Company's Board of Directors determined the fair value of the Company's common stock as of the date of sale. Factors considered by the Board in establishing the fair value of our common stock at that time included the following:

  •
  The significant risks associated with the Company's operations;

  •
  The relatively recent emergence of the Company from bankruptcy in March 2002;

  •
  The Company's limited operating history under management;

  •
  The uncertainty of the success of the Company's new business strategy;

  •
  The Company's available cash, financial condition and results of operations;

  •
  The lack of a liquid market (and the time frame in which a liquid market was likely to develop) for the Company's common stock and other securities;

  •
  The Company's revenue level and history of losses prior to that time; and

  •
  Market conditions for early stage travel and airline company stocks in general.

        The Company emerged from bankruptcy in March 2002 under a new management team and with a new business strategy. As of August 2003, we had a limited operating history under the new business strategy and our revenues were predominantly from a limited number of fixed fee flying contracts, which were terminable on short notice. We were in the process of expanding our scheduled service, but were only serving a limited number of small cities and our ability to purchase or finance additional aircraft to support growth into new scheduled service markets was constrained by our financial condition and uncertain prospects. For the 12 months ended June 30, 2003, we had revenues of $30.4 million, an operating loss of $296.5 thousand and a net loss of $396.0 thousand.

        In recognition of these factors, the Board of Directors made the determination that the value of the Company's common stock at that time was not more than $.10 per share. This resulted in the recognition of no compensation expense under the provisions of APB No. 25.

Redeemable Convertible Preferred Shares, page F-19

43.
We note that your Series A and Series B convertible preferred shares which were issued in May of 2005 for $4.00 per share are convertible at any time (and at the option of the holder) into common shares on a one-for-one basis. Please tell us how the conversion terms of the preferred shares were determined, and how you determined whether a beneficial conversion feature existed at the time that your preferred shares were issued. In your response, please specifically tell us how you determined the fair value of your common stock as of the date that your preferred shares were issued. Also, tell us whether you obtained a contemporaneous valuation of your common shares from an independent valuation specialist at the time that the conversion terms of your preferred shares were determined, or explain why an independent valuation was deemed to be unnecessary.

  Company Response:

        The Company has evaluated the requirements of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios regarding the accounting for beneficial conversion features. Because the preferred shares are convertible into common stock at a one-to-one ratio, (or .76 to 1 if the clawback provisions are triggered) and the preferred shares were priced at or above the value of the Company's common shares at the date of issue, the Company does not believe that a beneficial conversion feature exists.

        Specifically, investors in the preferred shares paid $4.00 for each share. In May 2005, the Company believes the fair market value of the common shares at this time to be between $3.50 and $4.00 per share. Accordingly, at the date of issuance, no intrinsic value exists between the fair market value of the common stock and the original purchase price of the preferred shares.

        The conversion terms of the preferred shares were determined in arms-length negotiations between the Company and the investors, none of whom were previously affiliated with the Company. Before agreeing to the negotiated terms, we consulted with our investment banker as to the terms and valuation of the preferred shares. In making their investment decision, the investors would have implicitly valued the underlying common stock into which the preferred shares were convertible. As such, we did not obtain a contemporaneous valuation of the common shares at the time of the private placement in May 2005.

44.
You state in Note 12 to your financial statements that, in May of 2005, your company completed a private placement offering in which all authorized Series A redeemable convertible preferred shares were issued at $4.00 per share for total proceeds to your company of $39,540,000. However, we note per your balance sheet and statement of cash flows that your issuance of Series A redeemable convertible preferred shares only provided $34,540,000 in proceeds to your company. Please reconcile and revise your disclosures, accordingly.

  Company Response:

        The $39,540,000 figure relates to all Series A and Series B Preferred Shares issued in May 2005. The Company has clarified its disclosure to exclude the $5,000,000 debt owed to Maurice J. Gallagher, Jr. which was simultaneously converted into 1,250,000 Series B Preferred Shares. Note 12 has been corrected.

Recent Sales of Unregistered Securities, page II-2

45.
Where you refer to a time period between 2005 and 2006, please provide the month and year. Also, specify the names or classes of purchasers for the stock options and the corresponding exercise prices for the options, as well as the aggregate offering price received by the company. Refer to paragraphs (a), (b) and (c) of Item 701 of Regulation S-K.

  Company Response:

        We have made additional disclosures in response to the Staff's comment.

Exhibits

46.
Please file the following agreements as exhibits to the registration statement or tell us why you do not believe they are material to your business for purposes of Item 601(b)(10) of Regulation S-K:

•
Fuel management agreement referenced on page 73 and any material agreements with other fuel suppliers;

•
Agreement with Harrah's Entertainment Inc;

•
Agreement with single vendor to support your automated systems; and

•
Credit card processing agreement described on page 50.Additionally, please provide us with copies of the employment agreements you describe on page 81 once the terms of such agreements have been finalized.

  Company Response:

        We are filing as exhibits to the registration statement our agreements with Harrah's Entertainment Inc. and affiliates and the agreement to support our automated systems. Please be advised that we do not believe that the fuel management agreement or credit card processing agreement are material for purposes of Item 601(b)(10) of Regulation S-K in that: (i) the contracts are such as ordinarily accompany the kind of business conducted by us, (ii) the contracts are subject to termination on short notice, and (iii) our business is not substantially dependent on these contracts, particularly since they are readily replaceable with arrangements from other vendors. Copies of the officers' employment agreements will be filed once finalized.

Restated Financial Information

        In connection with the preparation of the Company's first quarter 2006 financial statements, the Company realized that it understated maintenance and repairs expense and overstated prepaid expenses in 2003 and 2004. To call the Commission's attention to the revised numbers, the financial statements included in Amendment No. 1 and the affected financial statements are indicated "as restated" with an appropriate note included in the financial statements. The Company has discussed the matter with its independent registered public accounting firm.

        Artwork

        We have revised the artwork to be included in the prospectus in response to the Staff's comments. The revised artwork is included in Amendment No. 1 filed today.

        Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

                      Sincerely,

                      Robert B. Goldberg

RBG:jll

cc:
Maurice J. Gallagher, Jr.
Andrew C. Levy
Mark Smith, Esq.

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[LETTERHEAD OF ELLIS FUNK, P.C.]